Exhibit 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Years Ended December 31,					Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
						(unaudited)
Computation of earnings:
Income (loss) before income taxes	$292,529	$100,827	$179,807	$(338,105)	$(190,523)	$102,605	$34,445
Add:
Fixed charges (as computed below)	762,657	727,472	620,871	600,295	551,288	203,190	207,071
Subtract:
Interest capitalized	(1,832)	(2,335)	(265)	—	—	(606)	(453)

	$1,053,354	$825,964	$800,413	$262,190	$360,765	$305,189	$241,063

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	491,041	491,184	404,968	406,222	386,447	125,532	127,624
Amortized premiums, discounts and capitalized expenses related to indebtedness	98,589	109,860	102,883	84,047	59,435	20,868	36,745
Interest capitalized	1,832	2,335	265	—	—	606	453
Interest component of operating lease expense	171,195	124,093	112,755	110,026	105,406	56,184	42,249

Fixed charges	762,657	727,472	620,871	600,295	551,288	203,190	207,071
Dividends on preferred stock and losses on purchases of preferred stock	11,363	2,629	22,940	20,806	20,806	10,997	—

Combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	$774,020	$730,101	$643,811	$621,101	$572,094	$214,187	$207,071

Ratio of earnings to fixed charges	1.4	1.1	1.3	—	—	1.5	1.2

(Deficiency) excess of earnings to cover fixed charges	$290,697	$98,492	$179,542	$(338,105)	$(190,523)	$101,999	$33,992

Ratio of earnings to combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	1.4	1.1	1.2	—	—	1.4	1.2

(Deficiency) excess of earnings to cover fixed charges and preferred stock dividends and losses on purchases of preferred stock	$279,334	$95,863	$156,602	$(358,911)	$(211,329)	$91,002	$33,992